Exhibit 99.5

18 November 2005

IMPERIAL TOBACCO GROUP PLC

TRANSITION PERIOD FOR TAXATION OF SINGLES AS CIGARETTES

Following the ruling by the European Court of Justice on 10 November 2005, the German Ministry of Finance has announced that all Singles products will continue to be taxed as fine cut tobacco until 31 March 2006. Singles produced after this date will be taxed as cigarettes.

It remains extremely difficult to quantify the effect of the ruling on the market due to the unpredictability of consumer reaction to the increase in taxation. However, at this stage we estimate that the impact on German operating profits, in the current financial year to 30 September 2006, could be around £20 million. Management’s expectation for overall Group profits in the current financial year remain in line with those at the time of our Preliminary Results announcement on 1 November 2005 and, going forward, we intend to mitigate the impact on our performance.

Gareth Davis, Chief Executive of Imperial Tobacco Group, said: “We sell around 7 billion of the 22 billion Singles consumed each year in Germany. The strength of our broad product portfolio leaves us well placed to capitalise on the anticipated consumer migration to other tobacco products and low price cigarettes.

“We have informed the works councils, the unions and our employees in Germany of the transition period and will be discussing the implications with them. We will ensure they are the first to know of any decisions we make.”

NOTES TO EDITORS

The EU Commission referred the German government to the European Court of Justice in late 2003 over the taxation of West Singles, which are currently taxed as fine cut tobacco. At that time, West Singles was the major Singles product available in the German market. The Commission sought to have Singles taxed at the same rate as cigarettes. The case was heard in May 2005.

Singles (also known as modern make your own tobacco products) refers to pre-rolled cartridges of tobacco, which are not able to be smoked when purchased. The cartridges are inserted into cigarette paper tubes with filters, using a special device resembling a pen. The tobacco cartridges and the paper tubes with filters are sold separately.

ENQUIRIES

Simon Evans	Group Media Relations Executive	Tel: +44 (0)117 933 7375

John Nelson-Smith	Investor Relations Manager	Tel: +44 (0)117 933 7032